Exhibit 99.1

Alcon and Novartis Agree to Merger Terms
•	Novartis to pay total merger consideration valued at $168 per share, through a combination of Novartis shares and a contingent value cash component
•	Deal to be executed under Swiss Merger Act
•	Alcon board approved merger after receiving favorable recommendation from Independent Director Committee and considering, among other things, a fairness opinion issued by Lazard
•	New Alcon division of Novartis will have more than $8.7 billion in sales covering more than 70% of eye care segment
•	Combines Alcon’s eye care leadership with Novartis’s global scale in health care

HUENENBERG, Switzerland – December 15, 2010 – Alcon, Inc. (NYSE: ACL) announced today that its board of directors approved a merger agreement with Novartis AG, whereby Novartis will pay a total merger consideration valued at $168 per share for the Alcon shares it does not currently own.  Under the terms of the deal, the merger consideration will be comprised of a combination of Novartis shares and, if necessary, a cash contingent value amount to result in a total value of $168 per share.  The exact exchange ratio and cash contingent value amount will be calculated based upon formulas set forth in the merger agreement.
In accordance with Alcon’s Organizational Regulations and after receiving a fairness opinion from its independent financial adviser, Greenhill & Co., the Independent Director Committee (IDC) recommended approval of the merger agreement to the Alcon board.  The board also received a separate fairness opinion rendered by Lazard in connection with the transaction.  After considering these items and other appropriate information and factors, the Alcon board approved the merger proposal.
“This merger will create a stronger eye care business with broader commercial reach and enhanced capabilities to develop more new and innovative eye care products that address unmet clinical needs in eye care,” said Kevin Buehler, Alcon’s president and chief executive officer.  “The combination of Alcon’s deep understanding of the eye care specialty and the broad expertise and scale of Novartis will allow us to address virtually all key areas of eye care with quality products and will position the Alcon business for faster growth.”
“I congratulate the entire Alcon board, including the IDC, and Novartis for achieving a favorable resolution on the merger in a manner consistent with our Organizational Regulations.  This now allows us to begin planning for the integration and creation of a dynamic eye care division within Novartis after final shareholder approval,” added Buehler.  “I also thank our employees for their patience and for maintaining their focus on Alcon’s business activities during this process.”
Upon completion of the merger, Alcon will become the second largest division within Novartis.  CIBA VISION and select Novartis ophthalmic medicines will be integrated into Alcon, forming an organization with more than $8.7 billion in sales covering over 70 percent of the eye care segment.  The merger of the two organizations is expected to yield a number of benefits to the company and its customers, including:

•	Increased commercial capability to accelerate sales growth and support for our customers
•	Expanded ability to develop innovative eye care products that reach the market faster
•	Greater patient and market access to advanced technologies
•	Enhanced product development and branding opportunities in contact lenses and solutions
•	Cost efficiencies that can be reinvested in research and other growth opportunities

The merger will allow Alcon to benefit from Novartis’s global commercial capabilities across multiple healthcare product categories.  This includes best-in-class reimbursement and market access capabilities that can be leveraged to accelerate Alcon’s growth around the world, such as enhanced market access for advanced technology IOL’s in Europe.  The combined company also will be even better positioned to capture growth and market share in all geographic markets, especially in emerging markets where there is high growth potential.
“Alcon is a great strategic fit for Novartis, as a science-based leader in a high growth segment of healthcare. The growth synergies are significant, as Alcon will be the development engine for our best in class research organization in eye care and will leverage the Novartis market access capabilities outside the United States,” said Joseph Jimenez, chief executive officer of Novartis. “I am very pleased that we were able to come to this agreement and will be able to provide Alcon employees the full benefits of being part of the Novartis Group.”
The new eye care division will combine Alcon’s in-depth scientific knowledge of eye disease and clinical experience with the broad-based research capabilities and resources of Novartis.  This will allow for an expanded commitment to research and development activities in eye care with the goal of increasing new product discovery and development productivity to generate differentiated products to sustain and accelerate growth.  This will mean more new products for eye care professionals and their patients and increased opportunities for market penetration in key market segments.
After the merger, the company will be able to capitalize on commercial opportunities to develop and brand contact lenses collaboratively with contact lens solutions in order to capture new patients and increase the number of patients that use contact lenses to correct their vision.
Thomas Plaskett, chairman of the IDC, said, “This agreement is the culmination of a lengthy and robust series of negotiations with Novartis that resulted in a fair value for all stakeholders.  We strongly believe this agreement is in the best interest of Alcon and its shareholders and we are delighted to recommend this negotiated transaction to the Alcon Board of Directors.”
The merger will be effected under Swiss merger law.  Completion is conditional, among other things, on two-thirds approval by the shareholders of both Novartis and

Alcon voting at their respective meetings, and the registration and listing of Novartis shares on the SIX Swiss Exchange and American Depository Shares on the New York Stock Exchange to be issued as merger consideration.  The date of the Alcon shareholders’ meeting to approve the merger will be announced in the future and corresponding materials will be provided as they become available.  The merger is expected to be completed during the first half of 2011.
Cravath, Swaine & Moore LLP and Homburger AG were legal advisers for Alcon, while Sullivan & Cromwell LLP and Pestalozzi, Zurich represented the IDC.

About Alcon
Alcon, Inc. is the world’s leading eye care company, with sales of approximately $6.5 billion in 2009.  Alcon, which has been dedicated to the ophthalmic industry for 65 years, researches, develops, manufactures and markets pharmaceuticals, surgical equipment and devices, contacts lens solutions and other vision care products that treat diseases, disorders and other conditions of the eye.  Alcon operates in 75 countries and sells products in 180 markets.  For more information on Alcon, Inc., visit the Company’s web site at www.alcon.com.

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Caution Concerning Forward-Looking Statements. This press release may contain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Any forward-looking statements reflect the views of our management as of the date of this press release with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. There can be no guarantee that Novartis or Alcon will achieve any particular future financial results or future growth rates or that Novartis or Alcon will be able to realize any potential synergies, strategic benefits or opportunities as a result of the consummation of the proposed merger.  Factors that might cause future results to differ include, but are not limited to, the following: the development of commercially viable products may take longer and cost more than expected; changes in reimbursement procedures by third-party payers may affect our sales and profits; a weakening economy could affect demand for our products; competition may lead to worse than expected financial condition and results of operations; currency exchange rate fluctuations may negatively affect our financial condition and results of operations; completion of the proposed merger with Novartis; pending or future litigation, including with respect to the proposed merger with Novartis, may negatively impact our financial condition and results of operations; litigation settlements may adversely impact our financial condition; the occurrence of excessive property and casualty, general liability or business interruption losses, for which we are self-insured, may adversely impact our financial condition; product recalls or withdrawals may negatively impact our financial condition or results of operations; government regulation or legislation may negatively impact our financial condition or results of operations; changes in tax laws or regulations in the jurisdictions in which we and our subsidiaries are subject to taxation may adversely impact our financial performance; supply and manufacturing disruptions could negatively impact our financial condition or results of operations. You should read this press release with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements. Except to the extent required under the federal securities laws and the rules and regulations promulgated by the Securities and Exchange Commission, we undertake no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

For more information, contact:

Doug MacHatton
Vice President, Treasury and
Investor and Public Relations
(817) 551-8974
doug.machatton@alconlabs.com

www.alcon.com